CW

03012369

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- ~~103841~~ 52328

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Franklin National Financial Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
150 East Palmetto Park Road #750
(No. and Street)
Boca Raton, Florida 33432
(City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 3 2003 WASH. D.C. 165

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
B. Christine Golden 561-558-2900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Weinberg & Company, P.A., CPA's
(Name — if individual, state last, first, middle name)
6100 Glades Road - Suite 314, Boca Raton, FL 33434
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CV 3/17

OATH OR AFFIRMATION

I, B. Christine Golden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin National Financial Group, LLC, as of December 31, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JAYNE M. MOORE
My Comm Exp. 11/13/2005
No. DD 071696
[] Personally Known [] Other I.D.

Notary Public

Signature

Sr. Managing Director

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3~~.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on Internal Controls.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

FRANKLIN NATIONAL FINANCIAL GROUP, LLC
(FORMERLY SANLINE CAPITAL RESOURCES, LLC)
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002

WEINBERG & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of:
Franklin National Financial Group, LLC

We have audited the accompanying balance sheet of Franklin National Financial Group, LLC (formerly Sanline Capital Resources, LLC,) as of December 31, 2002 and the related statement of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Franklin National Financial Group, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

WEINBERG & COMPANY, P.A.

Boca Raton, Florida
February 24, 2003

Town Executive Center
6100 Glades Road • Suite 314
Boca Raton, Florida 33434
phone: (561) 487-5765 • Facsimile: (561) 487-5766

Watt Plaza
1875 Century Park East • Suite 600
Los Angeles, California 90067
Telephone: (310) 407-5450 • Facsimile: (310) 407-5451

Website: www.cpaweinberg.com
American Institute of CPA's\Division for CPA Firms SEC Practice Section

FRANKLIN NATIONAL FINANCIAL GROUP, LLC
(FORMERLY SANLINE CAPITAL RESOURCES, LLC)

CONTENTS

FRANKLIN NATIONAL FINANCIAL GROUP, LLC
(FORMERLY SANLINE CAPITAL RESOURCES, LLC)
BALANCE SHEET
AS OF DECEMBER 31, 2002

ASSETS

CURRENT ASSETS		
Cash	$	13,784
Accounts receivable		12,320
Total Current Assets		26,104
OTHER ASSETS		
Clearing house deposit		35,000
TOTAL ASSETS	$	61,104

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	3,735
Accrued payroll and payroll taxes		11,008
Total Current Liabilities		14,743
MEMBER'S EQUITY		46,361
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	61,104

See accompanying notes to financial statements.

FRANKLIN NATIONAL FINANCIAL GROUP, LLC
(FORMERLY SANLINE CAPITAL RESOURCES, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE		
Private placements	$	203,900
Commissions		32,050
Investment banking fees		17,500
Other clearinghouse revenues		10,336
Total Revenue		263,786
OPERATING EXPENSES		
Management expense		180,299
Payroll		28,370
Clearinghouse fees		16,371
Commissions		14,375
General and administrative		13,211
Total Operating Expenses		252,626
NET OPERATING INCOME		11,160
OTHER INCOME		
Interest income		41
NET INCOME	$	11,201

See accompanying notes to financial statements

FRANKLIN NATIONAL FINANCIAL GROUP, LLC
(FORMERLY SANLINE CAPITAL RESOURCES, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

Member's contributions	$	35,160
Net income for the year ended December 31, 2002		11,201
BALANCE, DECEMBER 31, 2002	$	46,361

See accompanying notes to financial statements

FRANKLIN NATIONAL FINANCIAL GROUP, LLC
(FORMERLY SANLINE CAPITAL RESOURCES, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	11,201
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in accounts receivable		(12,320)
Increase in clearing house deposit		(35,000)
Increase in accounts payable		3,735
Increase in accrued payroll and payroll taxes		11,008
Net Cash Used In Operating Activities		(21,376)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Contribution of member's equity		35,160
NET INCREASE IN CASH		13,784
CASH - BEGINNING OF YEAR		-
CASH - END OF YEAR	$	13,784

See accompanying notes to financial statements

FRANKLIN NATIONAL FINANCIAL GROUP, LLC
(FORMERLY SANLINE CAPITAL RESOURCES, LLC)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Organization and Description of Business

Franklin National Financial Group, LLC (the "Company") was formerly known as Sanline Capital Resources LLC ("Sanline"). On January 10, 2002 the current member of the Company purchased the member units from the former owners of Sanline. On February 11, 2002, Sanline changed its name to Franklin National Financial Group, LLC. At the time of the purchase, the Company was a limited liability company incorporated under the laws of the state of Delaware on November 4, 1999.

The Company is a wholly owned subsidiary of Franklin National Financial Holdings, LLC.

The Company engages in the business of operating as a broker/dealer registered with the NASD and SIPC and structuring private placements on clients' behalf on a fee for service basis (See Note 1(D).

The Company is also required to maintain a minimum net capital of $5,000 and will not hold customer funds or safe-keep customer securities.

(B) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

(C) Income Taxes

Franklin National Financial Group, LLC files its income tax returns as a partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provision is made for income taxes in the accompanying financial statements.

(D) Revenue Recognition

The Company recognizes revenues when it bills fees to clients for the services it performs which are discussed in Note 1(A) and records commissions from the sale of listed securities on settlement date. The effects of recording revenue on a trade date basis is insignificant.

(E) Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation.

The carrying amount of the Company's financial instruments, including accounts receivable, accounts payable and accrued liabilities approximates fair value due to the relatively short term nature of these instruments.

(F) Recent Accounting Pronouncements

The Financial Accounting Standards Board has recently issued several Statements of Financial Accounting Standards. Statement No. 141, "Business Combinations" supersedes APB Opinion 16 and various related pronouncements. Pursuant to the new guidance in Statement No. 141, all business combinations must be accounted for under the purchase method of accounting; the pooling-of-interests method is no longer permitted. SFAS 141 also establishes new rules concerning the recognition of goodwill and other intangible assets arising in a purchase business combination and requires disclosure of more information concerning a business combination in the period in which it is completed. This statement is generally effective for business combinations initiated on or after July 1, 2001.

Statement No. 142, "Goodwill and Other Intangible Assets" supersedes APB Opinion 17 and related interpretations. Statement No. 142 establishes new rules on accounting for the acquisition of intangible assets acquired in a business combination and the manner in which goodwill and all other intangibles should be accounted for subsequent to their initial recognition in a business combination accounted for under SFAS No. 141. Under SFAS No. 142, intangible assets should be recorded at fair value. Intangible assets with finite useful lives should be amortized over such period and those with indefinite lives should not be amortized. All intangible assets being amortized as well as those that are not, are both subject to review for potential impairment under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS No. 142 also requires that goodwill arising in a business combination should not be amortized but is subject to impairment testing at the reporting unit level to which the goodwill was assigned to at the date of the business combination.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 and must be applied as of the beginning of such year to all goodwill and other intangible assets that have already been recorded in the balance sheet as of the first day in which SFAS No. 142 is initially applied, regardless of when such assets were acquired. Goodwill acquired in a business combination whose acquisition date is on or after July 1, 2001, should not be amortized, but should be reviewed for impairment pursuant to SFAS No. 121, even though SFAS No. 142 has not yet been adopted. However, previously acquired goodwill should continue to be amortized until SFAS No. 142 is first adopted.

SFAS No. 143 "Accounting for Asset Retirement Obligations" establishes standards for the initial measurement and subsequent accounting for obligations associated with the sale, abandonment, or other type of disposal of long-lived tangible assets arising from the acquisition, construction, or development and/or normal operation of such assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The provisions of the statement are effective for financial statements issued for fiscal years beginning after December 15, 2001.

SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds the provisions of SFAS No. 4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items, eliminates the provisions of SFAS No. 44 regarding transition to the Motor Carrier Act of 1980 and amends the provisions of SFAS No. 13 to require that certain lease modifications be treated as sale leaseback transactions. The provisions of SFAS No. 145 related to classification of debt extinguishments are effective for fiscal years beginning after May 15, 2002.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, or other exit or disposal activity. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of this statement shall be effective for financial statements for fiscal years ending after December 15, 2002, with earlier application permitted.

The adoption of these pronouncements will not have a material effect on the Company's financial position or results of operations.

NOTE 2 ACCOUNTS RECEIVABLE – RELATED PARTY

On April 30, 2002, the Company entered into a placement agent agreement with a bank to act as the exclusive placement agent, investment banker and financial advisor in connection with the Bank's private offering of securities. The Company is permitted to enter into agreements with broker-dealers who are members of the National Association of Securities Dealers ("NASD") to assist the Bank under the agreement. Under the terms of the agreement, the Company receives a selling commission equal to 8% of the gross proceeds of an offering. In addition, the Company is entitled to receive a non-accountable expense allowance equal to 2.4% of the gross proceeds of the offering (See Note 4(B)). For a two-year period, the Company receives $2,500 per month for ongoing finance services. The Company also receives a 5% commission relating to the purchase of units by members of the Bank's Board of Directors and their families and friends. As of December 31, 2002, the Company had commissions receivable of $9,820 and investment banking fees receivable of $2,500 arising from this agreement, which were collected in 2003.

NOTE 3 SALES CONCENTRATIONS

For the year ended December 31, 2002, approximately 86% of commission fee income was derived from one customer.

NOTE 4 AGREEMENTS

(A) Clearing Agreement

On February 28, 2002, the Company entered into a clearing agreement with an unrelated third party to provide certain services with respect to accounts of customers and proprietary accounts introduced to the clearing broker which include (i) executing, clearing and settling securities transactions; (ii) preparing and delivering confirmations of transactions and periodic account statements; (iii) extending credit to accounts; (iv) performing cashiering functions, including, but not limited to, receiving and delivering checks, funds and securities and collecting commissions and other fees; (v) safeguarding account funds and securities; and (vi) maintaining books and records with respect to the accounts. Under the agreement the Company is required to maintain insurance coverage of a Financial Institution Bond for broker-dealers in the amount of at least $25,000. Additionally, upon execution of the agreement, the Company established a deposit account with the clearing company in the amount of $35,000, which is to be reviewed in one year. As consideration for the services provided, the Company pays fees in accordance with a confidential fee schedule subject to a monthly minimum revenue requirement. The clearing house has agreed to waive the minimum requirement for the first 120 days and reduced the minimum requirement by 50% for the next 90 days.

(B) Administrative Support and Management Agreement

On April 1, 2002, the Company entered into an administrative support and management agreement with a Company related by common members. The agreement stipulates that the related party provide services for administrative support services, office space and personnel including rent, utilities, salaries, telephone, equipment postage, office supplies, furniture and fixtures, accounting services and general administrative and office expenses. Under the terms of the agreement, compensation is paid on a monthly basis in arrears, plus an amount payable quarterly in reimbursement of extraordinary expenses incurred. The term of the agreement is for six years and nine months expiring on December 31, 2010 and shall automatically renew at the end of the term for an additional twelve-month term unless either party terminates the agreement upon ten days notice. The Company charged $227,603 to operations under this agreement and received an expense allowance of $47,304 under the placement agreement discussed in Note 2 during 2002 resulting in a net management expense of $180,299.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of:
Franklin National Financial Group, LLC

We have audited the accompanying balance sheets of Franklin National Financial Group, LLC for the year ended December 31, 2002 and have issued a report thereon dated February 24, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WEINBERG & COMPANY, P.A.

Boca Raton, Florida
February 24, 2003

FRANKLIN NATIONAL FINANCIAL GROUP, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

Computation of Net Capital		
Member's Equity:	$	46,361
Less: Non-allowable assets		12,320
Net Capital		34,041
Computation of Aggregate Indebtedness		
Accounts payable and accrued expenses		14,743
Total Aggregate Indebtedness		14,743
Computation of Required Minimum Net Capital		
Calculation of Required Capital (the greater of):		
Regulatory minimum or		5,000
Calculated minimum (aggregate indebtedness @ 6.67%)		983
Required Capital		5,000
Net in Excess of Requirement		29,041
Ratio of aggregate indebtedness to net capital		.43 to 1
Percentage of aggregate indebtedness to net capital		43%
Net Capital as reported in December 31, 2002 and 2001 Form X-17A-5, Part IIA (unaudited) FOCUS report		36,341
Increase in accounts payable		(7,300)
Net Capital, Per Above	$	29,041

See independent auditors' report on supplementary information.

Board of Directors
Franklin National Financial Group, LLC

In planning and performing our audit of the financial statements of Franklin National Financial Group, LLC (the "Company"), for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of net capital under rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed on the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

WEINBERG & COMPANY, P.A.

Boca Raton, Florida
February 24, 2003